United States

Security and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Act of 1934

(Amendment No.         )*

GLOBAL SHIP LEASE, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Y27183105

(CUSIP Number)

December 31, 2008

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. y27183105	13G

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON DePrince, Race & Zollo, Inc. 59-3299598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,293,516
6 SHARED VOTING POWER none
7 SOLE DISPOSITIVE POWER 8,293,516
8 SHARED DISPOSITIVE POWER none

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* No
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.80%
12	TYPE OF REPORTING PERSON* IA

SCHEDULE 13 G

Item 1.	(a)	Global Ship Lease, Inc.

	(b)	c/o 10 Greycoat Place London SWIP 1SB United Kingdom

Item 2.	(a)	DePrince, Race & Zollo, Inc.

	(b)	250 Park Ave South, Suite 250 Winter Park, FL 32789

	(c)	USA

	(d)	Class A Common

	(e)	Y27183105

Item 3.	(e)	X

Item 4.	Ownership

(a) Amount beneficially owned: 8,293,516 shares

As of the date of this filing, DePrince, Race & Zollo, Inc. may be deemed to be the beneficial owner of 8,293,516 shares of Global Ship Lease, Inc. Class A common stock (consisting of 2,153,181 shares of Class A common stock and warrants to purchase 6,140,335 shares of Class A common stock).

(b) 15.80%

The percentage was determined by dividing the number of shares of Class A common stock beneficially owned by DePrince, Race & Zollo, Inc. (including warrants), by 46,338,961 total shares of Global Ship Lease, Inc. Class A common stock issued and outstanding as of December 31, 2008, combined with the number of warrants (6,140,335) held by DePrince, Race & Zollo, Inc. as of such date.

(c) (i) 8,293,516 shares

(iii) 8,293,516 shares

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/06/2009

/s/ Angela R. Petrucelly
Signature
Angela R. Petrucelly, COO